                                                                   EXHIBIT 23(m)

                     BARR ROSENBERG VARIABLE INSURANCE TRUST

           Distribution and Shareholder Service Plan (Class 2 Shares)

                          (Effective as of May 1, 2003)

         This Plan (the "PLAN"), as amended from time to time, constitutes the Distribution and Shareholder Service Plan with respect to the Class 2 shares of BARR ROSENBERG VARIABLE INSURANCE TRUST, a Massachusetts business trust (the "TRUST").

         SECTION 1. The Trust may pay a fee (the "DISTRIBUTION AND SERVICE FEE") for services rendered and expenses borne in connection with the distribution of Class 2 shares of the Trust and/or in connection with the provision of direct client service, personal services, maintenance of shareholder accounts and reporting services ("SHAREHOLDER SERVICES") to holders of Class 2 shares of the Trust. Such Shareholder Services may include, without limitation, professional and informative reporting, client account information, personal and electronic access to fund information, access to analysis and explanation of fund reports and assistance in the correction and maintenance of client-related information. The Distribution and Service Fee may be paid at an annual rate with respect to each series of shares of beneficial interest of the Trust (each a "Fund" and, collectively, the "Funds") not to exceed 0.25% of the average daily net assets attributable to a Fund's Class 2 shares. Subject to such limits and subject to the provisions of Section 8 hereof, the Distribution and Service Fee shall be as approved from time to time by (a) the Trustees of the Trust and (b) the Independent Trustees of the Trust, and may be paid in respect of services rendered and expenses borne in the past as to which no Distribution and Service Fee was paid on account of such limitation. If at any time this Plan shall not be in effect with respect to all Funds of the Trust, the Distribution and Service Fee shall be computed on the basis of net assets attributable to Class 2 shares (as applicable) of those Funds for which the Plan is in effect. The Distribution and Service Fee shall be accrued daily and paid monthly or at such other intervals as the Trustees shall determine.

         SECTION 2. The Distribution and Service Fee may be spent by its recipient(s) on any activities or expenses primarily intended to result in the sale of Class 2 shares of the Trust and/or in connection with the provision of Shareholder Services to holders of Class 2 shares of the Trust. Such permissible activities, expenses and services include, without limitation, compensation to, and expenses (including overhead and telephone expenses) of, financial consultants or other employees of a recipient of the Distribution and Service Fee or of participating or introducing brokers who engage in distribution of Class 2 shares, printing of prospectuses and reports for other than existing Class 2 shareholders, advertising, preparing, printing and distributing sales literature and forwarding communications from the Trust to Class 2 shareholders. A recipient's expenditures may include, without limitation, compensation to, and expenses (including telephone and overhead expenses) of, financial consultants or other employees of such recipient or of participating or introducing brokers, certain banks and other financial intermediaries who aid in the processing of purchase or redemption requests for Class 2 shares or the processing of dividend payments with respect to Class 2 shares, who provide information periodically to shareholders showing their positions in a Fund's Class 2 shares, who forward communications from the Trust to Class 2 shareholders, who render ongoing advice concerning the suitability of particular investment opportunities offered by the Trust in light of a shareholder's needs, who respond to inquiries from Class 2 shareholders relating to such services, or who train personnel in the provision of such services.

         SECTION 3. This Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Investment Company Act of 1940, as amended (the "ACT"), or the rules and regulations thereunder), of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust cast in person at a meeting called for the purpose of voting on this Plan or such agreement.

         SECTION 4. This Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in
Section 3 hereof. It is acknowledged that a recipient may expend or impute interest expense in respect of its activities or expenses under this Plan and the Trustees and the Independent Trustees may give such weight to such interest expense as they determine in their discretion.

         SECTION 5. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

         SECTION 6. This Plan may be terminated at any time with respect to Class 2 shares of any Fund by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities of that class.

         SECTION 7. All agreements with any person relating to implementation of this Plan with respect to any Fund shall be in writing, and any agreement related to this Plan with respect to any Fund shall provide:

         A. That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Class 2 share voting securities of any Fund, on not more than 60 days' written notice to any other party to the agreement; and

         B. That such agreement shall terminate automatically in the event of its assignment.

         SECTION 8. This Plan may not be amended to increase materially the Distribution and Service Fee permitted pursuant to Section 1 hereof without approval by a vote of at least a majority of the outstanding Class 2 share voting securities of any Fund, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 3 hereof.

         SECTION 9. As used in this Plan, (a) the term "Independent Trustees" shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, (b) the terms "assignment", "interested person" and "majority of the outstanding voting securities" shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission, (c) the term "introducing broker" shall mean any broker or dealer who is a member of the National Association of Securities Dealers, Inc. and who is acting as an introducing broker pursuant to clearing agreements with the Distributor; and (d) the term "participating broker" shall mean any broker or dealer who is a member of the National Association of Securities Dealers, Inc. and who has entered into a selling or dealer agreement with the Distributor.

         SECTION 10. This Plan has been adopted pursuant to Rule 12b-1 under the Act and is designed to comply with all applicable requirements imposed under such Rule. All Distribution and Service Fees shall be deemed to have been paid under this Plan and pursuant to clause (b) of such Rule.